11. Statement re computation of per share earnings

	Year ended September 30, 2002	Year ended September 30, 2001	Year ended September 30, 2000

Net (loss) income in thousands	$(3,080)	$17,392	$21,045

Weighted average shares outstanding	15,686,557	15,724,423	14,698,456

Assumed exercise of stock options, weighted average of incremental shares	—	770,231	1,384,753

Assumed purchase of stock under stock purchase plan, weighted average	—	88,372	84,644

Diluted shares – adjusted weighted-average shares and assumed conversions	15,686,557	16,583,026	16,167,853

Basic (loss) earnings per share	$(0.20)	$1.11	$1.43

Diluted (loss) earnings per share	$(0.20)	$1.05	$1.30